

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

> **Re: Protect Pharmaceutical Corporation**
> **Form 8-K**
> **Filed September 8, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant